October 10, 2005

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Natuzzi S.p.A.
Re:	Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005
SEC File No. 1-11854

Dear Mr. Decker:

By letter dated dated September 26, 2005 (the “Comment Letter”), the Staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed on June 30, 2005 by Natuzzi S.p.A. (“Natuzzi” or the “Group”). In accordance with the Staff’s request, Natuzzi is submitting its responses in this letter via EDGAR as correspondence.

For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	1/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Italian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

Natuzzi notes the instructions regarding future filings and confirms that it will include disclosure in future annual reports on Form 20-F as appropriate to comply with the Staff’s comments. Where revisions or additional disclosures are required in response to the Staff’s comments, Natuzzi has shown in the response to the comment what the revisions or additional disclosures would look like if applied to the relevant periods. Our proposed disclosures set forth in this letter are subject to change based on the facts and circumstances at the time we make future filings.

Contractual Obligations and Commitments, page 32

2.  Please revise your table of contractual obligations to include the following:

•	Estimated interest payments on your debt;
•	Estimated payments under interest rate swap agreements; and
•	Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	2/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

o
Natuzzi respectfully submits that it did not include estimated interest payments in the table of contractual obligations because the amounts of such interest payments were not material to Natuzzi’s cash flows. Nevertheless, Natuzzi supplementally confirms to the Staff that the revised disclosure in footnote 1 to the table below would have been accurate as of December 31, 2004, and that it will disclose the amounts of estimated interest payments, if such amounts are applicable and can be reasonably estimated, in the table of contractual obligations in future annual reports on Form 20-F beginning with its Annual Report on Form 20-F for the fiscal year ending December 31, 2005 (if then applicable).

	Payments Due by Period (in euro thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt(1)	5,569	571	3,221	410	1,367

(1) Amounts presented exclude the related interest expense that will be paid when due. The amount of interest due on the total amount of long-term debt is € 555 thousands; the amount of interest due in less than one year is € 133 thousands; the amount of interest due in 1-3 years is € 248 thousands; the amount of interest due in 4-5 years is € 79 thousands; and the amount due after 5 years is € 95 thousands. Interests due on debt are calculated using fixed rates contractually agreed with the lenders. Please see Note 16 to the Consolidated Financial Statements included in this annual report for more information on the Group’s long-term debt.

o	Natuzzi supplementally informs the Staff that it did not enter into interest rate swap agreements.

o	Natuzzi supplementally informs the Staff that it has no planned funding of pension and other postretirement benefit obligations.

Item 15. Controls and Procedures, page 65

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	3/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

3.  We note your disclosure that “the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13(a)-15(e) and 15(d)-15(e).

Natuzzi respectfully maintains that the wording of its disclosure under Item 15 is substantively identical to the wording of Rule 13(a)-15(e) and that no change to the disclosure is necessary to comply with the requirements of Item 15.

Nevertheless, Natuzzi supplementally confirms to the Staff that the language below would accurately describe Natuzzi’s response to Item 15 as of December 31, 2004 and will be included (if then true) in its annual report on Form 20-F for the year ending December 31, 2005:

Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that (i) information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required and (ii) that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	4/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

m). Government Grants, page F-14

4.  You state that capital grants are recognized in the consolidated statement of earnings as revenue based on a systematic basis over the useful life of the related asset. Please disclose the amount of capital grant income recorded in revenue for each period presented and help us understand why your presentation of these amounts as revenue is not discussed in Note 27.

Under Italian GAAP, grants in the form of capital contributions are recognized as “net sales” in the statements of earnings over the useful life of the related asset. For the years ended December 31, 2004, 2003 and 2002, Natuzzi reported as net sales amortization of government grants of €864 thousand, €868 thousand, and €784 thousand, respectively.

Natuzzi supplementally confirms to the Staff that in its future annual reports on Form 20-F, beginning with its annual report on Form 20-F for the year ending December 31, 2005, it will separately disclose Italian GAAP revenues derived from government grants. Further, Natuzzi supplemental informs the Staff that the following description relating to government grants, drafted to be part of note 27 to the consolidated financial statements would have been accurate as of December 31, 2004, and that it will include a similar discussion (if then applicable) in its future annual reports on Form 20-F beginning with its annual report for the fiscal year ending December 31, 2005:

Under Italian GAAP until December 31, 2000 government grants related to capital expenditures were recorded, net of tax, within reserves in shareholders' equity (see note 3 (m)).  Subsequent to that date such grants have been recorded as deferred income and recognized in the statement of earnings as revenue on a systematic basis over the useful life of the asset.

Under US GAAP, such grants would be classified either as a reduction of the cost of the related fixed asset or as a deferred credit and amortized over the estimated useful lives of the assets.  The amortization would be treated as a reduction of depreciation expense and classified in the statement of earnings according to the nature of the asset to which the grant relates.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	5/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

The adjustments to net income represent the annual amortization of the capital grants based on the estimated useful life of the related fixed assets. The adjustments to shareholders' equity are to reverse the amounts of capital grants credited directly to equity for Italian GAAP purposes, net of the amounts of amortization of such grants for US GAAP purposes. In 1995 and 1997, the Group received certain grants relating to fixed assets acquired between 1989 and 1997 with various useful lives. For US GAAP purposes, the Group is amortizing such grants over the remaining useful lives of the assets to which the grants relate.

Grants recognized as revenues under Italian GAAP of € 864 thousand, € 868 thousand and € 784 thousand for the years ended December 31, 2004, 2003 and 2002 respectively would be reclassified as reductions to depreciation expense and recorded in cost of goods sold under US GAAP.

o). Net Sales, Page F-15

5.  You state that revenues are recorded net of returns, warranties and discounts. Please disclose the amount of warranty costs recorded for each period presented and help us understand why your presentation of these amounts as a reduction of revenues is not discussed in Note 27.

Natuzzi notes that the term “warranties” used in the description of the accounting principle relating to net sales in note 3(o) of the 2004 20-F refers to amounts refunded to customers relating to products with defects or to products that do not fully conform to the orders received (sales orders). In these instances, in order to avoid returns of the products and the resulting costs, Natuzzi agrees to give customers a discount on the price.  Natuzzi issues a credit note and this amount reduces both revenues and trade receivables. These amounts for the years ended December 31, 2004, 2003 and 2002 were € 9,218 thousand, € 5,708 thousand, and € 7,282 thousand, respectively.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	6/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

Under Italian GAAP Natuzzi recognizes the costs incurred for repairs of leather and fabric upholstered furniture resulting from the application of the Natuzzi warranty policy in the line item  “Selling expenses”.  For the years ended December 31, 2004, 2003 and 2002 the warranty costs reported in the line item “Selling expenses” amounted to € 2,995 thousand, € 2,655 thousand and € 2,233 thousand, respectively.

Natuzzi supplementally informs the Staff that it will delete the word “warranties” from the description of the accounting principle relating to net sales (described in the second paragraph in note 3(o) to the consolidated financial statements in its future annual reports filed on Form 20-F for the year ended Decembre 31, 2004), beginning with its annual report on Form 20-F for the year ending December 31, 2005, and revise the disclosure as follows (if then applicable):

Revenues are recorded net of returns and discounts. Sales returns and discounts are estimated and provided for in the year of sales. Such allowances are made based on historical trends. The Company has the ability to make a reasonable estimate of such allowances due to a large volume of homogeneous transactions and historical experience.

Further, Natuzzi supplementally informs the Staff that the following discussion, drafted to be part of note 27 to the consolidated financial statements, would have been accurate as of December 31, 2004, and that it will include a similar discussion (if then applicable) in its future annual reports on Form 20-F beginning with its annual report for the fiscal year ending December 31, 2005:

Under Italian GAAP, the company includes costs incurred as a result of the application of its warranty policy as a component of selling expenses in the statement of operations.  Under US GAAP, warranty costs would be included as a component of cost of goods sold.  For the years ended December 2004, 2003 and 2002 amounts of € 2,995 thousand, € 2,655 thousand and € 2,233 thousand, respectively, would be reclassified from selling expenses to cost of goods sold under US GAAP.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	7/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

Note 14. Taxes on Income

6.  In light of your history of reporting net earnings, please tell us how you determined it as appropriate to record a full valuation allowance on your tax loss carryforwards as of December 31, 2004.

Natuzzi notes that the taxes on income or loss are determined separately for each subsidiary of the Group and the taxable losses of one subsidiary cannot be used to offset the taxable income of another subsidiary.

The deferred tax assets on tax loss carry forwards of € 8,990 thousand as of December 31, 2004 disclosed in Note 14 relate to (1) three foreign subsidiaries engaged in distribution of finished products in certain countries through Natuzzi-owned stores and (2) an Italian subsidiary that manages Group’s transportation services.  Each of these is described in more detail below.

1.	The following foreign subsidiaries recorded the following deferred tax assets on tax loss carry forwards:

a.	Natuzzi UK Group	€ 3,324 thousand

b.	Natuzzi Switzerland AG	€ 2,070 thousand

c.	Natuzzi Iberica	€ 2,071 thousand

Total		€ 7,465 thousand;

Each of these foreign subsidiaries reported losses in the last years. Based on the information available at the time of preparation of Natuzzi’s consolidated financial statements for the year ended December 31, 2004, the Group’s management did not expect that these subsidiaries would generate future taxable income to recover the tax loss carry forwards in the years in which the losses could be used.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	8/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

In light of the above, Natuzzi’s management concluded that as of December 31, 2004, it was more likely than not that the deferred taxes relating to the tax loss carry forwards of these foreign subsidiaries would not be realized. Therefore, Natuzzi’s management applied a full valuation allowance of €7,465 thousand.

2.	Natuzzi Trade Service, an Italian subsidiary that manages the Group’s transportation services, recorded a deferred tax asset for tax loss carry forwards of €1,525 thousand.

The tax loss carry forwards were generated in 2004 due to an extraordinary loss relating to the disposal of the corporate jet. Based on the information available at the time of preparation of Natuzzi’s consolidated financial statements for the year ended December 31, 2004, the Group’s management did not anticipate that this subsidiary would produce taxable income in the years in which the losses could be used.  As a result, Natuzzi’s management concluded as of December 31, 2004 that it was more likely than not that the deferred taxes related to tax loss carry forwards of this subsidiary would not be realized. As a consequence, the Natuzzi’s management applied a full valuation allowance of €1,525 thousand.

* * * * *

Finally, with regard to the Staff’s request on the final page of the Comment Letter for a written statement covering certain matters, Natuzzi acknowledges that:

•	Natuzzi is responsible for the adequacy and accuracy of the disclosure contained in its filing on Form 20-F;

•	Staff comments or changes to such disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	Natuzzi may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	9/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl

Mr. Rufus Decker, Accounting Branch Chief

* * * * *

If you have any questions or require any further information, please do not hesitate to call me at 0039 080 8820214 (land line) or 0039 335 7202534 (mobile).

Sincerely,

Nicola V.M. Dell’Edera

Chief Financial Officer a.i.

Natuzzi SpA - Via Iazzitiello 47, 70029 Santeramo in Colle (BA) Italy	10/10	Natuzzi SpA is directed and coordinated by Invest 2003 Srl